Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

STRONG SALES GROWTH IN THE UK AND NORTH AMERICA OFFSET BY ONGOING CHALLENGES IN CHINA

	October 2018	Change year-on-year	Jan – Oct 2018	Change year-on-year
Jaguar Land Rover	44,282	(4.6)%	492,388	(4.0)%
Jaguar	13,764	11.6%	149,759	(0.1)%
Land Rover	30,518	(10.5)%	342,629	(5.7)%

Whitley, UK, 9 November, 2018 – Jaguar Land Rover today reported total retail sales of 44,282 vehicles in October 2018, down 4.6% year on year despite strong sales of newer models, namely the Jaguar I-PACE and E-PACE and the refreshed Range Rover and Range Rover Sport.

Retail sales rose significantly in the UK (46.9%) and North America (24.1%) with these new models.

Sales in China decreased by 49.0% as market conditions remain challenging amid tariff changes and continued trade tensions with the US, which are impacting consumer confidence and automotive purchases. Sales also declined in Europe (13.5%) due to ongoing diesel uncertainty and sales were 4.0% lower year on year in Overseas markets.

Jaguar retail sales were 13,764 vehicles in October, up 11.6% year on year, driven by the E-PACE and I-PACE as well as the long wheel base XEL from the company’s Chinese joint venture.

Land Rover retailed 30,518 vehicles in October, down 10.5% year on year as increased sales of the refreshed Range Rover and Range Rover Sport as well as the Velar were offset by lower sales of the Evoque and Discovery Sport, primarily in China.

Felix Brautigam, Jaguar Land Rover Chief Commercial Officer, said:

“We continue to face challenges in some markets, notably China. Despite this, we saw a strong performance in the UK and North America, which is a testament to our customers’ loyalty to our brands and the positive response of new customers to our evolving product line-up. As announced last week, we are implementing a turnaround plan and taking all the necessary steps to rejuvenate our business especially in China.  This involves working closely with our sales network and balancing production with demand in the present market conditions to achieve healthy development for our future that is not unduly dependent on incentives.

“Looking ahead to the end of the year, Jaguar’s growth trajectory remains positive, as the all-electric I-PACE and sporty E-PACE compact SUV are growing in popularity and driving demand.

“Meanwhile at Land Rover, while slowing sales in China are disappointing, we remain encouraged by positive demand for exciting new products such as the Velar and the refreshed Range Rover and Range Rover Sport.”

Jaguar Land Rover total retail sales for 2018 calendar year to date were 492,388, down 4.0% compared to the same period last year.

ENDS

About Jaguar Land Rover

Jaguar Land Rover is the UK’s largest automotive manufacturer, built around two iconic British car brands: Land Rover, the world’s leading manufacturer of premium all-wheel-drive vehicles; and Jaguar, one of the world’s premier luxury sports saloon and sports car marques.

At Jaguar Land Rover, we are driven by a desire to deliver class-leading vehicles, which will provide experiences our customers will love, for life. Our products are in demand around the globe. In 2017/18 Jaguar Land Rover sold 614,309 vehicles in 129 countries, with more than 80 per cent of our vehicles being sold abroad.

We support around 260,000 people through our retailer network, suppliers and local businesses. Manufacturing is centred in the UK, with additional plants in China, Brazil, Austria and Slovakia.

Our innovation is continuous: we will spend in the region of £4 billion this year on new product creation and capital expenditure.

From 2020 all new Jaguar Land Rover vehicles will be electrified, giving our customers even more choice. We will introduce a portfolio of electrified products across our model range, embracing fully electric, plug-in hybrid and mild hybrid vehicles as well as continuing to offer the latest diesel and petrol engines.

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com
Tel: +91 22-66657613 www.tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks,

uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.